Exhibit 1A-15.ii

10 E. Stow Road Suite 250 Marlton, NJ 08053 (856) 382-8550 www.lexnovalaw.com		Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com
LIMITED LIABILITY COMPANY

November 15, 2023

Sent Via EDGAR Portal

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Multi-Housing Income REIT, LLC (the “Company”)

Amendment No. 1 to Offering Statement on Form 1-A

Filed August 10, 2023

File No. 024-12305

Dear Sir/Madam:

This is in response to your letter of September 6, 2023. We have copied below the comments from your letter and provided the company’s response below each comment.

Amendment No. 1 to Offering Statement on Form 1-A filed August 10, 2023

Your Comment #1 - General

It appears you commenced your Form 1-A offering, file # 024-10764, on June 18, 2018, and that offering is continuing since you submitted a Form 253G2 on January 20, 2023. Please provide your analysis of how you are in compliance with the requirement that you update your offering statement on an annual basis as set forth in Rule 252(f)(2)(i) of Regulation A. Also, please clarify whether you have sold securities since the date that was 12 months after the qualification date of June 18, 2018. Please advise us of the number of securities and dollar amounts sold along with the dates of sales after June 18, 2019. We may have further comment.

Our Response:

The Company has previously conducted two offerings under Regulation A. The first offering was qualified by the Commission on June 18, 2018, as you note. The second offering was qualified on July 22, 2022.

The Company did sell securities in the first offering after June 19, 2019, as follows:

	Jan		Feb		Mar		Apr
Year	Shares Sold	Dollars	Shares Sold	Dollars	Shares Sold	Dollars	Shares Sold	Dollars
2019
2020	16,390	$163,900	6,275	$62,750	6,900	$69,000	600	$6,000
2021	30,650	$306,500	450	$4,500	5,840	$58,400	6,780	$67,800

	May		Jun		Jul		Aug
Year	Shares Sold	Dollars	Shares Sold	Dollars	Shares Sold	Dollars	Shares Sold	Dollars
2019			600	$6,000	11,700	$117,000	26,301	$263,010
2020	200	$2,000	3,170	$31,700	2,400	$24,000	800	$8,000
2021	-	$-	4,685	$46,850	3,850	$38,500	-	$-

	Sept		Oct		Nov		Dec
Year	Shares Sold	Dollars	Shares Sold	Dollars	Shares Sold	Dollars	Shares Sold	Dollars
2019	27,060	$270,600	13,640	$136,400	7,655	$76,550	33,980	$339,800
2020	5,617	$56,170	-	$-	-	$-	2,803	$28,030
2021	-	$-	4,350	$43,500	-	$-	200	$2,000

Your Comment # 2 – General

We note you indicate on your cover page that you are offering $75 million of capital in common shares in this offering. Rule 251 requires offerings pursuant to Regulation A to reduce the $75 million cap by the amount of gross proceeds received for all securities sold pursuant to other offering statements within the 12 months before the start of the current offering. Please revise your cover page as appropriate and also supplementally advise us of the amount of proceeds received pursuant to any other offering statements within the prior 12-month period.

Our Response:

During the 12 months ending September 30, 2023, the Company sold $369,253.77 of securities in its second Regulation A offering. The Offering Statement has been revised to state that the Company is seeking to raise $74,500,000 in this offering.

Your Comment #3 - General

We note your website at https://upsideavenue.com/property-portfolio/ indicates a projected annual dividend and projected annual return for each of the thirteen noted properties the company is invested in with some “active” and some “completed”. We also note that your Form 1-A indicates, on page 9, that “To date, the Company has not acquired any real estate directly. Instead, the Company has invested only as an investor in projects sponsored by the Sponsor.” Please note that it is unclear to us how you have a reasonable basis to make these estimates. See Securities Act Rule 175. Please advise us of the reasonable basis for the projections or revise your website to remove the noted projections.

Our Response:

The Company has deleted the projections from its website.

Your Comment #4 - General

Please add a dilution section or advise. Refer to Item 4 of Form 1-A.

Our Response:

Item 4 states:

“Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire, there must be included a comparison of the public contribution under the proposed public offering and the average effective cash contribution of such persons.”

Shares in the Company have not been offered or sold to “insiders” at lower prices than the prices offered to the public. Hence, a section on dilution would not be required or appropriate.

Your Comment #5 - General

We note that, as of the date of this Offering Circular, you have invested a total of $5,618,858 in nine different real estate projects and primarily in projects sponsored by your Sponsor. Please provide a detailed description of the projects you invested, including your ownership percentage in each project.

Our Response:

The Offering Circular has been amended to describe the projects the Company owns currently.

Your Comment #6 - General

Please disclose in your offering circular that you will follow the parameters of the undertaking contained in Item 20.D of Industry Guide 5 in updating your offering circular to reflect acquisitions during the distribution period.

Our Response:

I believe the section of the Offering Circular captioned “Supplements and Amendments to Offering Circular” provides the undertaking you are looking for. Please advise if this is incorrect.

Your Comment #7 - General

We note your website includes quarterly reports. However, it appears that the website contains quarterly reports only up to Q3-2022. Please revise your website to include any additional quarterly reports you have produced.

Our Response:

The Company has removed all quarterly reports from its website.

Your Comment #8 - General

We note that the offering statement states that the Company expects to satisfy the requirements of 17 CFR §270.3a-1 (“Rule 3a-1”) and, consequently, to be exempted from the definition of “investment company” under the Investment Company Act of 1940 (“1940 Act”).

●	Please provide a legal analysis supporting the Company’s expectation that it will satisfy the requirements of rule 3a-1. In particular:

o	Please include in your analysis all relevant calculations under rule 3a-1(a) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

o	Without limiting the generality of the foregoing, please provide factual details and a detailed legal analysis regarding whether the Company views each project entity it holds to be (i) controlled primarily by the Company, (ii) through which the Company engages in a business other than that of investing, reinvesting, owning, holding or trading in securities, and (iii) which are not investment companies, each as used in rule 3a-1(a)(4).

o	The staff notes that the Company’s initial Regulation A offering was made in 2018. Accordingly, please explain whether, and on what basis, the Company was an “investment company” for purposes of the 1940 Act during the period from 2018 to the Company’s most recent fiscal quarter end. Please provide legal analysis to support your position.

●	Please provide a detailed legal analysis regarding whether the Company meets the definition of an “investment company” under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Our Response:

Please note:

●	Casoro Investment Advisory Firm LLC is the sole Manager of the Company.

●	Casoro Investment Advisory Firm LLC is wholly-owned by the Sponsor, Casoro Capital Partners, LLC.

●	Casoro Capital Partners, LLC is wholly-owned by PPA Group LLC.

●	PPA Group LLC is owned by Monte Lee-Wen and Nalie Lee-Wen.

●	Casoro Capital Partners, LLC or an affiliate is the general partner (in the case of a limited partnership) or manager (in the case of a limited liability company) of each project-owning entity (a “Project Entity”).

Thus, the Manager of the Company, and by implication the Company itself, has complete control over every Project Entity.

In addition, as described in the Offering Circular, the Company enters into a contract with each project entity giving the Company extensive control rights over the Project Entity.

Given this structure, we believe the Company is not an “investment company” within the meaning of the 1940 Act.

First, the interests in Project Entities are not “securities” in the hands of Company. In SEC v. Howey, the Supreme Court established a four-part test to determine the existence of a security. The fourth part of the test is whether profits are “to be derived from the efforts of others.” Here, where the Manager of the Company also controls the Project Entities, the interests in the Project Entities held by the Company are akin to general partnership interests. Because a general partner does not rely on the “efforts of others,” a general partnership is not treated as a security under the 1940 Act or any other federal securities laws.

As far as the 1940 Act is concerned, the Company bears no resemblance to the issuer in Tonapah Mining Company of Nevada. While the issuer there was once in the mining business, by the time of the events involved in the decision “Approximately 94 percent of its total assets (exclusive of cash and United States Government bonds) [were] represented by investment securities and all of its net income is derived from interest, dividends or trading profits in such securities.” That issuer owned almost exclusively securities, while the Company owns no securities.

Second, because of the relationships among the parties as well as the contract the Company enters into with each Project Entity, the Company “primarily controls” each Project Entity, therefore qualifying for the exemption under Rule 3a-1.

Your Comment #9 - General

Please advise if the Company expects to rely on an exclusion from “investment company” status other than rule 3a-1 in the future and provide a detailed legal analysis to support any such expectation.

Our Response:

Please refer to our response to Comment #8.

Your Comment #10 - General

Please advise as to whether the Manager, Casoro Investment Advisory Firm LLC, is registered as an investment adviser. If the Manager has determined that it is not required to be so registered, please explain the legal basis or such determination.

Our Response:

Casoro Investment Advisory Firm LLC is not registered as an investment adviser. As noted in our response to Comment #8, the interests in Project Entities are not “securities” in the hands of the Company. The owners of the Manager are also the managers of each Project Entity. Hence, the Manager of the Company is not providing advice with respect to securities.

Your Comment #11 – Cover Page

We note your statement that “We may periodically raise or lower the price of the Common Shares during this Offering to reflect the value of the Company’s assets by filing a supplement or an amendment to this Offering Circular.” Please be advised that you cannot change your offering price by filing a supplement. Please revise your disclosure as appropriate.

Our Response:

The language has been changed.

Your Comment #12 – Cover Page

We note that it appears, as noted on page 17, that the company will pay the manager a quarterly asset management fee equal to 0.5% of the company’s net asset value. Please revise to indicate how often you may periodically raise or lower the price of the common shares during the offering to reflect the value of the company’s assets.

Our Response:

There is no limit to how frequently the Company may raise or lower the price. Market conditions will dictate.

Your Comment #13 – Cover Page

We note your statement that “You can read a complete description of these securities in ‘SECURITIES BEING OFFERED.’” Please revise to include the page number of the Securities Being Offered section. When you are cross-referencing in the offering circular please include the appropriate page number.

Our Response:

Although we are willing insert page numbers if you insist, there are two reasons why we would prefer not to. First, we believe it is unnecessary given the clarity of the headings. But more important, different people may read the Offering Circular in different formats, each with different page numbers.

Your Comment #14 – Cover Page

Revise your cross-reference to the risk factors section to include the page number where the risk factors appear in the offering circular.

Our Response:

Please see our response to Comment #13.

Your Comment #15 – Cover Page

Please revise to add a pricing table on the cover page. See Item 1(e) in Form 1-A.

Our Response:

We have added a pricing table.

Your Comment #16 – Cover Page

Clarify that there is no established market for the common shares.

Our Response:

The following statement appears in “Risks of Investing – Limits on Transferability”: “There will be no established market for your Common Shares, meaning you could have difficulty finding a buyer.”

Your Comment #17 – Cover Page

Please revise your cover page to identify which disclosure format is being followed.

Our Response:

A statement has been added.

Your Comment #18 – Risks of Investing, page 1

Please consider adding a Summary section that provides a summary of the information in the offering circular prior to your risk factors section.

Our Response:

We considered including a Summary but decided against it. We believe the cover page provides an adequate summary, i.e., it describes what the Company does and the securities it is offering.

Your Comment #19 – Limited Participation in Management, page 5

We note that investors will not have a right to vote the common shares. Please revise your cover page to address that investors will not have a right to vote along with the resulting risks.

Our Response:

The cover page has been revised. In addition, please note that the following statement appears in Risks of Investing:

“LIMITED PARTICIPATION IN MANAGEMENT: Investors will not have a right to vote or otherwise participate in managing the Company. For example, Investors will have no voice in selecting the projects in which the Company invests, deciding on the terms of the investment, or deciding when a project should be sold. Only those willing to give complete control to our management team should consider an investment in the Company.”

Your Comment #20 – Forum Selection Provision, page 5

We note your Investment Agreement and LLC Agreement both provide that disputes will be handled solely in the state or federal courts located in or most geographically convenient to Austin, Texas. Please expand your disclosure to address related risk factors such as increased costs to bring a claim and whether such provisions may discourage or limit suits against you.

Our Response:

The risk factor captioned “Forum Selection Provision” has been expanded.

Your Comment #21 – Limitation on Rights in LLC Agreement, page 6

We note that investors can remove the Manager only in very limited circumstances. Please expand your disclosure to describe such circumstances.

Our Response:

Removal of the Manager is described in detail in “Summary of LLC Agreement – Management.”

Your Comment #22 – Limitation on Rights in LLC Agreement, page 6

We note that the LLC Agreement restricts investors rights to sell or otherwise transfer your common shares and that the LLC Agreement gives the Manager the right to buy back your common shares without your consent in certain circumstances. Please revise your cover page to address that the LLC Agreement restricts investors right to sell or otherwise transfer your common shares and that the Manager has the right to buy back your common shares without the investors consent in certain circumstances.

Our Response:

We have revised the cover page.

Your Comment #23 – Limitations on Rights in Investment Agreement, page 6

Please clarify that the waiver of jury trial do not apply to claims arising under the federal securities laws and rules, and regulations promulgated thereunder.

Our Response:

A clarification has been added.

Your Comment #24 – Limitations on rights in Investment Agreement, page 6

We note your disclosure that if investors lost their claim against you, investors would be required to pay your expenses, including reasonable attorneys’ fees. However, we do not see such a provision in your Investment Agreement. Please revise as appropriate.

Our Response:

The disclosure has been revised.

Your Comment #25 – Limits on Transferability, page 6

Please expand your disclosure to state that investors may transfer their Common Shares only after providing the Manager with a certain written assurance mentioned on page 20.

Our Response:

The disclosure has been expanded.

Your Comment #26 – Regulation As An Investment Company, page 7

We note that although you intend to conduct your business so that you are not treated as an investment company, you might not be successful. Please disclose the consequences if you were deemed to be an investment company under the Investment Company Act of 1940. For example, please disclose that if you were deemed to be an investment company, you would be ineligible to conduct this offering under Regulation A.

Our Response:

Please see “Risks of Investing – Regulation as Investment Company.”

Your Comment #27 – Investments Through Other Entities, page 9

We note that, for most of the time, your investments will be through other entities (“Project Entities”), and such Project Entities will be typically controlled by your Sponsor. Since it appears that you will own non-controlling interests in such Project Entities, please include a section within the Risks of Investing to address risks associated with owning non-controlling interests.

Our Response:

As noted in our response to Comment #8, the Manager of the Company exercises complete control over all Project Entities. Hence, the Company does not really own non-controlling interests in the sense that term is normally used. There is no action that could be taken by a Project Entity that is not consented to by the Company and its Manager.

Your Comment #28 – Our Company and Business

Summary of Our Company and its Investment Strategies, page 9

On the cover page, we noted that you were formed to acquire interests in real estate assets “in the United States and elsewhere.” Here, however, we note that you were formed to invest in real estate assets “throughout the United States.” Please clarify whether you intend to invest in real estate assets that are only within the United States.

Our Response:

This has been clarified.

Your Comment #29 – Competition, page 10

Please revise to address the risk to the company from the competition in more detail and state the possible consequences to the company from these risks. Additionally, please expand your disclosure by providing a basis for your statement that your Sponsor is “an award-winning real estate investment company.”

Our Response:

The disclosure involving competition has been expanded. References to the awards have been deleted.

Your Comment #30 – Our Organizational Structure, page 11

With a view toward disclosure, please provide an organizational chart that illustrates to investors the relationships between you, your Manager, your Sponsor and your affiliates, including ownership percentages.

Our Response:

An organizational chart has been added.

Your Comment #31 – Our Sponsor’s Track Record

“Round Trip” Programs, page 12

We note your statement that the “financial results of these 32 ‘round trip’ projects are as follows:” However, we do not see any inclusion of such results afterwards. Please clarify or revise your disclosure accordingly.

Our Response:

I apologize. The results have been added.

Your Comment #32 – Our Management Team, page 14

Please revise your table to indicate the month and year of the start date for each employee with Casoro Capital Partners, LLC

Our Response:

This information has been added.

Your Comment #33 – Our Management Team, page 14

Please revise this section to specifically disclose management’s business experience over the past five years and include dates of employment of Mehul Chavada, Dustin Gabriel, and Lea Allen. Please refer to Item 10(c) of Form 1-A.

Our Response:

This information has been added.

Your Comment #34 – Compensation of Management Fees, page 17

We note that you, as an investor of interests in Project Entities, bear a “portion of fees” imposed on Project Entities. Please clarify whether your portion of such fees will be based on your pro rata shares in Project Entities. Moreover, regarding your estimate of $2,336,000 in total fees received by the Sponsor and its affiliates from all Project Entities, please disclose the portion of such fees that you bore.

Our Response:

We have clarified that the Company bears its pro rata share of all fees.

We have disclosed the total fees borne by the Company.

Your Comment #35 – Security Ownership of Management, page 18

Please revise to indicate the number of executive officers and principals in the group with beneficial ownership of 202,235 shares.

Our Response:

The disclosure has been revised.

Your Comment #36 – Certain Relations and Related Transactions, page 19

We note that you entered into transactions with your Manager and Sponsor which are related parties. Regarding such related party transactions, please provide all information required by Item 13 of Form 1-A.

Our Response:

A section captioned “Summary of Management Agreement” has been added to the Offering Circular.

Item 13 states “Describe briefly any transactions or any currently proposed transactions” with related parties. All such transactions are already described in the Offering Circular. The section captioned “Compensation of Management” includes the information on related party transactions that is required by Item 13.

Your Comment #37 – Securities Being Offered

Price of Comon Shares, page 19

We note that you may increase or decrease the price per Common Share to reflect changes in the value of your assets and the amount of your liabilities, which will be determined by the Manager in its sole and absolute discretion. Please clarify whether your pricing is based on the net asset value (“NAV”). Additionally, please provide us an analysis regarding your calculation of NAV, including the frequency and the process by which the value estimate will be determined, including the role of each of the parties involved in the process and the primary valuation methods which will be used. Address the key assumptions to be used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions. Provide cautionary language on valuation methods and the sensitivity of calculations. Please amend your filing to include these disclosures.

Our Response:

The disclosure has been revised.

Your Comment #38 – Distributions, page 20

We note that distributions will not be made to Investors who have not yet owned Common Shares for 90 days. Please include a section within the Risks of Investing to address such a risk.

Our Response:

A new risk factor has been added.

Your Comment #39 – Voting Rights, page 20

We note that under certain circumstances Investors have the right to remove the Manager for “cause.” Please revise to explain the procedure for selecting a succeeding manager if your current manager were to be removed.

Our Response:

This information has been added.

Your Comment #40 – Limited Right of Redemption, page 21

Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440. Similarly, we note that you may conduct the share redemption program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Our Response:

Your comment is understood and acknowledge.

Your Comment # 41 – Plan of Distribution, How To Invest, page 23

We note your Investment Agreement provides that investors may pay for the LLC Interest with cryptocurrency. We further note that such cryptocurrency will not be held by you, but instead will be converted into U.S. dollars by a reputable third party chosen by you, with the net proceeds paid to you. Please expand your disclosure to discuss the potential fees investors will have to pay to convert their cryptocurrency into U.S. dollars.

Our Response:

The Investment Agreement has been revised to remove this option.

Your Comment #42 – How To Invest, page 23

We note your Investment Agreement provides that investors may pay for the common shares with cryptocurrency. Please revise your offering statement to address the risks to the company by accepting cryptocurrency as a payment for the common shares.

Our Response:

See our response to Comment #41.

Your Comment #43 – Escrow, page 24

We note that you intend to hold payments tendered by the subscriber in an escrow account pending acceptance of the subscription. Please disclose your arrangement to place funds received in escrow on the cover page of your offering circular and clarify the duration during which you will make a determination to accept or reject the subscriptions.

Our Response:

This information has been added to the cover page.

Your Comment #44 – Use of Proceeds, page 25

Please provide the disclosure required by Industry Guide 5. Refer to Item 3.B of Industry Guide 5.

Our Response:

The disclosure currently states the likely costs of the offering, as required by Item 3B, and identifies all the possible uses of proceeds. As indicated on the accompanying chart, the Company expects substantially all remaining proceeds to be invested in real estate assets. The Company is concerned that any effort to develop a more precise estimate of offering costs would not be sufficiently reliable, and hence not serve the interests of investors.

Your Comment #45 – Summary of LLC Agreement Management, page 27

Please disclose the fiduciary obligation owned by your Manager to the investors. Please refer to Item 6.A. of Industry Guide 5.

Our Response:

These obligations are described in detail in “Exculpation and Indemnification.” In addition, there is a risk factor captioned “Limited Liability of Manager.”

Your Comment #46 - Exhibits

We note you include a consent provided by your independent auditor at exhibit 11. Such consent refers to your Form 1-A filed July 26, 2023. As you have amended your Form 1-A to provide the Independent Auditor’s Report that was previously omitted, please have your auditor update their consent acknowledging the inclusion of their report in your amended Form 1-A.

Our Response:

The auditor consent is now current.

*****

Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Markley S. Roderick
Markley S. Roderick

MSR/jae
Enclosures
cc:	Mr. Monte Lee-Wen